ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders, in the amount of R$0.262 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.2227 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, which will be made on August 31, 2023, as usually done by the Company, based on the final stockholding position recorded on March 23, 2023, with their shares traded ex-rights starting March 24, 2023.

For further information, please visit on www.itau.com.br/investor-relations as follows: Contact IR > IR Service.

São Paulo (SP), March 13, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence

Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.